

April 27, 2009

Securities and Exchange Commission
Ms. Kathleen Collins
Accounting Branch Chief
100 F Street, N.E.
Washington, D.C. 20549-5546

RE: Worlds.com Inc. (the "Company")

Ladies and Gentlemen:

The primary purpose of this letter is to assure the Commission that, like you, the Company is taking the matter of its financial statements very seriously. It is not lightly that we have chosen to challenge the Commission's position with respect to the Company's historical liabilities, and we continue to do so in the good faith belief that our position will, eventually, be vindicated. I understand that you have discussed this issue with some of the most senior members at the Commission. However, as we have previously told you, we have gone to the governing accounting bodies to seek guidance on this matter and as we disclosed to you, on two separate occasions, the Company's auditor spoke to the AICPA's hotline and both times was told that our position was correct.

The above notwithstanding, we have previously advised you that if FASB does not support our interpretation, we will promptly make the changes you request and file the required Form 8-K. To this end, we have formally submitted a request to FASB for guidance on this issue, a copy of which request has been forwarded to you by our auditor. Based upon the disclosures contained on FASB's website, we expect a response in time to make any necessary adjustments to the Company's Quarterly Report on Form 10-Q for its first quarter of 2009.

In light of our formal, written undertaking herein to accept FASB's guidance, even if contrary to our position (which undertaking was previously given to you orally), I hope you will not feel the need to take any further action on this matter at this time and will await a response from FASB.

Sincerely yours,

President / CEO

11 Royal Road, Brookline, MA 02445 www.worlds.com 617 725 8900 (O) 617 975-3888 (F)